ALPS SERIES TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 3, 2018

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant”)

File Nos. 33-225558, 811-22747

Dear Ms. Brutlag:

With reference to the registration statement on Form N-14 filed with the Commission on June 11, 2018 (accession number 0001398344-18-008893) (the “Initial N-14”), the Registrant hereby confirms that, unless and until a subsequent pre-effective amendment to the Initial N-14 is declared effective: (i) no shares of any New Fund (as such term is defined in the Initial N-14) will be offered or sold to the public; and (ii) no proxy materials based on the Initial N-14 will be delivered to shareholders or used in a solicitation of proxies relating to proposals described therein.

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary of ALPS Series Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP